UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BITSTREAM INC.

____________________________________________________________

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

____________________________________________________________

(Title of Class of Securities)

91736108

____________________________________________________________

(CUSIP Number)

Trent Stedman, 799 Central Ave., Suite 350, Highland Park, IL 60035, (201) 793-0570

____________________________________________________________

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 22, 2009

____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91736108

1. Names of Reporting Persons. NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,346,562
8. Shared Voting Power 0
9. Sole Dispositive Power 1,346,562
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,346,562
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.6%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 91736108

1. Names of Reporting Persons. Millennium Group LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,346,562
8. Shared Voting Power 0
9. Sole Dispositive Power 1,346,562
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,346,562
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.6%
14. Type of Reporting Person (See Instructions) IA

CUSIP No. 91736108

1. Names of Reporting Persons. Highland Park Partners Fund LP
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,346,562
8. Shared Voting Power 0
9. Sole Dispositive Power 1,346,562
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,346,562
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.6%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 91736108

1. Names of Reporting Persons. HPP GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,346,562
8. Shared Voting Power 0
9. Sole Dispositive Power 1,346,562
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,346,562
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.6%
14. Type of Reporting Person (See Instructions) IA

CUSIP No. 91736108

1. Names of Reporting Persons. Trent Stedman
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds WC, PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,346,562
8. Shared Voting Power 0
9. Sole Dispositive Power 1,346,562
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,346,562
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.6%
14. Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This schedule relates to Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), issued by Bitstream Inc. (the “Issuer”), the principal executive office of which is located at 245 First Street, Cambridge, MA 02142.

ITEM 2. IDENTITY AND BACKGROUND

2(a):	Name of person filing

(i)	NV North American Opportunity Fund
(ii)	Millennium Group LLC
(iii)	Highland Park Partners Fund LP
(iv)	HPP GP LLC
(v)	Trent Stedman

2(b):	Address of Principal Business Office:

799 Central Avenue, Suite 350, Highland Park, IL 60035

2(c):	Principal Occupation

This Schedule D is being filed by and on behalf of NV North American Opportunity Fund and Highland Park Partners Fund LP (the “Funds”), each of which is an investment fund; Millennium Group LLC and HPP GP LLC (the “General Partners”), the general partners of NV North American Opportunity Fund and Highland Park Partners Fund LP, respectively; and Trent Stedman, whose principal business is serving as a member of each of the General Partners.

2(d):	No
2(e):	No

2(f):	Citizenship

(i)	NV North American Opportunity Fund, Cayman Islands
(ii)	Millennium Group LLC, Illinois
(iii)	Highland Park Partners Fund LP, Delaware
(iv)	HPP GP LLC, Delaware
(v)	Trent Stedman, USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 1,346,562 shares of Class A Common Stock reported herein were acquired by the Reporting Persons for an aggregate purchase price of approximately $7,643,000.00 and were acquired with the investment capital of Reporting Persons, as more fully detailed in Item 5 herein.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons purchased the Class A Common Stock from time-to-time between 2005 and March 2009. At the time of such purchases, the Reporting Persons believed the Class A Common Stock was undervalued and represented an attractive investment opportunity. Purchases of the Class A Common Stock have been made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Representatives of the Reporting Persons have had conversations with the Issuer's management, including the Chief Executive Officer. Discussions to date have related primarily to the business and operations, financial performance, capital structure, governance, valuation, and future plans of the Issuer.

The Reporting Persons believe the Class A Common Stock is significantly undervalued and intend to evaluate measures aimed at enhancing shareholder value for the benefit of all of the Issuer’s shareholders. In connection with this process, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with the Issuer’s management and board of directors, conversations with other shareholders, offering proposals to the Issuer concerning changes to the capitalization, ownership structure, board composition, or operations of the Issuer, engaging investment bankers or other advisors, and discussions with industry participants.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

NV North American Opportunity Fund directly beneficially owns 1,135,462 shares of Class A Common Stock. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 208,900 shares of Class A Common Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman directly beneficially owns 2,200 shares of Class A Common Stock in a personal trading account. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Class A Common Stock subject to this filing. The percentage of beneficial ownership 13.6% (or 1,346,562 shares of Class A Common Stock) is based on 9,867,505 shares of Class A Common Stock (which includes 90,000 unvested restricted shares with voting rights) that were outstanding as of April 6, 2009 (as set forth on the Issuer’s Schedule 14A, filed on April 17, 2009 with the Securities and Exchange Commission).

The following table sets forth all transactions with respect to the Class A Common Stock effected during the past sixty (60) days by any of the Reporting Persons.  Except as otherwise  indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased (Sold)	Price Per Share/Exercise Price
NV North American Opportunity Fund	2/23/2009	5,100	$4.25
NV North American Opportunity Fund	2/26/2009	1,100	$4.32
NV North American Opportunity Fund	2/27/2009	4,800	$4.36
NV North American Opportunity Fund	3/4/2009	300	$4.52
NV North American Opportunity Fund	3/5/2009	5,000	$4.40
NV North American Opportunity Fund	3/6/2009	4,000	$4.23
NV North American Opportunity Fund	3/10/2009	19,200	$4.25
NV North American Opportunity Fund	3/17/2009	3,000	$4.36
NV North American Opportunity Fund	3/18/2009	400	$4.37
NV North American Opportunity Fund	3/24/2009	2,000	$4.35

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Class A Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The Agreement as to Joint Filing of this Schedule D is filed as Exhibit A hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 24, 2009	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of April 24, 2009	Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Member

Dated as of April 24, 2009	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of April 24, 2009	HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of April 24, 2009	By: /s/ Trent Stedman
Trent Stedman

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of April 24, 2009	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of April 24, 2009	Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Member

Dated as of April 24, 2009	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of April 24, 2009	HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of April 24, 2009	By: /s/ Trent Stedman
Trent Stedman